As filed with the Securities and Exchange Commission on February 4, 2000


                                                      Registration No. 333-87863

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                                BRIGHTPOINT, INC.
                                -----------------
             (Exact name of registrant as specified in its charter)

         DELAWARE                                   35-1778566
----------------------------             -----------------------------------
(State or other jurisdiction             (I.R.S. Employer Identification No.)
 of incorporation or organization)

6402 CORPORATE DRIVE, INDIANAPOLIS, INDIANA                46278
-------------------------------------------             ----------
(Address of principal executive offices)                (Zip Code)

         1994 STOCK OPTION PLAN, AS AMENDED; 1996 STOCK OPTION PLAN, AS
               AMENDED; NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN;
              1999 BRIGHTPOINT, INC. EMPLOYEE STOCK PURCHASE PLAN
              ---------------------------------------------------
                            (Full title of the plan)

      ROBERT J. LAIKIN, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER,
                                BRIGHTPOINT, INC.
                6402 CORPORATE DRIVE, INDIANAPOLIS, INDIANA 46278
      -------------------------------------------------------------------
                     (Name and address of agent for service)

                                 (317) 297-6100
                                 --------------
          (Telephone number, including area code, of agent for service)

                                    Copy to:
                             Robert J. Mittman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174

                                EXPLANATORY NOTE

THIS POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-8 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 1999 (SEC NO. 333-87863) IS BEING FILED FOR THE SOLE PURPOSE OF FILING A REOFFER PROSPECTUS INCLUDED HEREIN IN CONNECTION WITH THE OFFER AND SALE OF CONTROL SECURITIES BY CERTAIN AFFILIATES OF THE REGISTRANT PURSUANT TO GENERAL INSTRUCTION C OF
FORM S-8.

                                     PART I


              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS


Item 1.  Plan Information.*
         ------------------

Item 2.  Registrant Information and Employee Plan Annual Information*
         ------------------------------------------------------------


         *Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended, and the Note to Part I of Form S-8.

                                BRIGHTPOINT, INC.



                        5,613,569 SHARES OF COMMON STOCK




         This prospectus relates to the resale of up to 5,613,569 shares of common stock of Brightpoint, Inc. by some of our stockholders. These selling stockholders are offering shares of our common stock which may be issued to them upon the exercise of options granted under our 1994 and 1996 Stock Option Plans and our Non-Employee Director Stock Option Plan, all as amended.

         The selling stockholders may sell these shares from time to time through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at negotiated prices and in certain other ways, as described under "Plan of Distribution" on page 18. We will not receive any of the proceeds from the sale of these shares.

         Our common stock is traded on the Nasdaq National Market under the symbol "CELL." On February 2, 2000, the closing sale price of our common stock as reported by Nasdaq was $14.0625.



         INVESTING IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                The date of this Prospectus is February 4, 2000.

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

         Certain statements in this prospectus or in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could contribute to these differences include those discussed in the "Risk Factors" section and elsewhere in this prospectus as well as our previous filings with the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. Our actual results could be materially different from those contemplated by these statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date each statement was made.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We have previously filed the following documents with the Securities and Exchange Commission. These documents are incorporated by reference in, and shall be deemed a part of, this prospectus:

         (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         (2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

         (3) Current Report on Form 8-K for the event dated June 11, 1999;

         (4) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999;

         (5) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999; and

         (6) The description of our common stock contained in our Registration Statements on Form 8-A declared effective on April 7, 1994 and March 28, 1997, together with any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description.

         The financial statements and related data included in the documents listed above which are incorporated by reference herein do not reflect the reclassification discussed on page 4 of this prospectus. However, we believe that the financial data, analyses and discussions provided in the above documents are not materially affected by the reclassification.

         All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before the termination of the offering of the securities under this prospectus shall be deemed to be incorporated by reference in, and shall be deemed to become a part of, this prospectus as of the date of filing with the Securities and Exchange Commission. Any statement incorporated in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document which is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement which has been subsequently modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement of which it is a part.

         This prospectus incorporates by reference documents that are not presented in or delivered with this prospectus. These documents are available without charge to any person, including any beneficial owner of our securities, to whom this prospectus is delivered, upon written or oral request to Mr. Phillip A. Bounsall, Brightpoint, Inc., 6402 Corporate Drive, Indianapolis, Indiana 46278, telephone number (317) 297-6100.

                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. We file reports, proxy statements and other information with the SEC. These reports and other information can be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of these materials at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the SEC's worldwide web site (http://www.sec.gov).

                                   THE COMPANY

         We are a leading provider of outsourced services in the global wireless telecommunications and data industry. Our services include contract manufacturing, customized packaging, prepaid and e-commerce solutions, inventory management, distribution and other outsourced services. Our customers include leading network operators, e-tailers, retailers and wireless equipment manufacturers. We handle products manufactured by such technology companies as Nokia, Ericsson, Motorola, Kyocera, Siemens, Sony, Samsung, NEC, Audiovox and Panasonic. We also provide integrated services to these manufacturers and wireless network operators along with their associated service providers, resellers, agents and retailers. Our distribution services include purchasing, marketing, selling, warehousing, picking, packing, shipping and delivery of wireless handsets and accessories. Our integrated logistics services include support for prepaid programs, inventory management, procurement, product fulfillment, programming, light assembly, telemarketing, private labeling, kitting and customized packaging, product warranty, repair and refurbishment and end-user support services. We are one of the largest distributors of wireless handsets and accessories in the world, with operations centers and/or sales offices in various countries including Australia, Brazil, China (including Hong
Kong), France, Germany, Ireland, Mexico, the Netherlands, New Zealand, the Philippines, South Africa, Sweden, the United Arab Emirates, the United States and Venezuela.

         We were incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, we changed our name to Brightpoint, Inc.

RECENT DEVELOPMENTS

         Effective in the first quarter of 2000, and applied retroactively to all periods, we will reclassify certain revenue and cost of revenue amounts related to our services supporting prepaid wireless telecommunications. The reclassification, which reduces revenue and costs of revenue by the same amount, has no impact on gross profit, selling, general and administrative expenses, operating income, net income or earnings per share. All amounts in this prospectus reflect the retroactive application of the reclassification. The table below summarizes the impact on revenue and cost of revenue by quarter for each of the last three years.


  Reduction of net revenue and cost of revenue as a result of reclassification
  ----------------------------------------------------------------------------
                             (Amounts in thousands)

         1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      Year
         -----------  -----------  -----------  -----------      ----
1997      $ 1,432       $ 4,057      $10,675      $13,369      $29,533
1998        7,989        16,761       22,163        8,433       55,346
1999        8,787        14,957       19,224       20,076       63,044


         Beginning on June 30, 1999, we implemented a broad restructuring plan eliminating or restructuring identified non-performing business activities and reducing costs. The restructuring plan included the disposal of operations in the United Kingdom, Poland, Taiwan and Argentina; termination of our investments in two joint operations in China; disposal of our 67% interest in a Hong Kong-based accessories company; and initiating cost reduction programs in certain areas of our business . As of the date of this prospectus, our execution of the restructuring plan has been substantially completed. During 1999 we recorded non-recurring restructuring and unusual charges of approximately $84.9 million resulting from actions taken in accordance with the restructuring plan. The charges included the write-off of goodwill and investments related to the eliminated or terminated operations, as well as losses on the disposals of fixed and other assets and cash expenses (approximately $6 million) related to lease and employee termination costs and legal fees. The non-recurring charges also include the write-down of inventory and accounts receivable to their estimated net realizable value.

         We recently reported our unaudited financial results for the quarter and year ended December 31, 1999. Because of the significance of the restructuring plan our results of operations have been delineated between results from recurring operations and results from non-recurring operations. Recurring operations include all operations except those that have been eliminated or terminated by us in accordance with the restructuring plan. Recurring operations also exclude impacts of non-recurring charges we recorded in 1998 and 1999, the cumulative effect of a change in accounting principle we recorded in the first quarter of 1999 and a net investment gain we recognized in the first quarter of 1998. For the year ended December 31, 1999, our revenues and net income from recurring operations, were $1.6 billion and $16.8 million, respectively, representing an increase in revenues from recurring operations of 29% and a decrease in net income from recurring operations of 53% when compared to the year ended December 31, 1998. In the fourth quarter of 1999 we generated net income from recurring operations of $10.3 million ($0.18 per diluted share) on revenue of $518 million, compared to net income from recurring operations of $11.5 million ($0.21 per diluted share) on revenue of $438 million for the comparable 1998 period. Our growth in revenues for both the quarter and year ended December 31, 1999 was driven primarily by increases in worldwide demand for wireless handsets and accessories. Our operating margins (income from operations, as a percent of revenue) from recurring operations decreased in both the fourth quarter and on an annual basis during 1999 due to an increase in selling, general and administrative expenses as a percent of revenue and, for the year, due to a decrease in gross margins. Selling, general and administrative expenses increased in 1999 as a result of increased levels of business activity and increased costs of serving current and anticipated integrated logistics services customers. Gross margins for the year decreased due to increased cost of revenues, generally arising from the addition of infrastructure to serve new logistics customers.

                                  RISK FACTORS

         You should carefully consider the following risk factors before purchasing any shares of our common stock being offered with this prospectus by the selling stockholders.

IN THE PAST TWO YEARS WE HAVE INCURRED SIGNIFICANT LOSSES DURING CERTAIN QUARTERLY PERIODS.

         Although we achieved a profit of approximately $9.9 million during the three months ended December 31, 1999, we incurred net losses for each of the first two quarters of 1999 and a net loss of $93.1 million for the year ended December 31, 1999. We also incurred a net loss of $7.1 million for the three months ended December 31, 1998. The net loss for 1999 includes approximately $84.9 million of restructuring and other unusual charges as well as the cumulative effect of an accounting change of $14.1 million. The net loss for the three months ended December 31, 1998 includes approximately $25.7 million of trading and other unusual charges resulting from our decision to eliminate our trading activities. Several business factors appear to have contributed to our losses in these periods including an inadequate supply of products for sale through our distribution services, our inability to replace, during 1999, revenues which had been generated by the trading business that we exited in the fourth quarter of 1998, the impacts of the devaluation of the Brazilian Real and price competition from trading companies in our Asia-Pacific and Latin America divisions. We may incur additional future losses.

WE HAVE SIGNIFICANT OUTSTANDING INDEBTEDNESS, WHICH IS SECURED BY A LARGE PORTION OF OUR ASSETS AND WHICH COULD PREVENT US FROM BORROWING ADDITIONAL FUNDS, IF NEEDED.

         As of December 31, 1999, approximately $41.1 million was outstanding under our $175 million senior secured revolving line of credit facility with Bank One, Indiana, NA, as agent for a group of banks and approximately $4.9 million of other indebtedness was outstanding. All of our assets located in the United States and between 65% and 100% of the capital stock of certain of our subsidiaries are pledged as collateral under the credit facility. In addition, during 1998 we issued an aggregate of $380 million face value of 20-year zero-coupon, subordinated, convertible notes which had an accreted value of $185 million at December 31, 1999. If we violate our loan covenants, default on our obligations or become subject to a change of control, our indebtedness could become immediately due and payable, and the banks could foreclose on our assets.

         The terms of our senior credit facility substantially prohibit us from incurring additional indebtedness, which could limit our ability to expand our operations. Our senior credit facility also limits or prohibits us from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation or selling all or substantially all of our assets.

THERE ARE SIGNIFICANT AMOUNTS OF OUR SECURITIES WHICH ARE ISSUABLE UPON EXERCISE OF OUTSTANDING CONVERTIBLE SECURITIES AS WELL AS UNDER OTHER STOCK PLANS WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The $380 million face value of our 20-year zero-coupon, subordinated, convertible notes are convertible at the option of the holder any time prior to maturity. These notes are convertible at the rate of 19.109 shares of common stock per $1,000 face value note, for an aggregate of 7,261,420 shares of common stock. Additionally, we have reserved a significant number of shares of common stock that may be issuable pursuant to our employee stock purchase plan, our stock option plans and upon the exercise of currently outstanding warrants. In addition, we may issue additional securities as discussed herein in the section entitled "Description of Capital Stock." These securities when issued and outstanding may reduce earnings per share in periods that they are considered dilutive under Generally Accepted Accounting Principles and, to the extent that they are exercised and shares of common stock are issued, dilute percentage ownership to existing stockholders which could have an adverse effect on the market price of our common stock.

WE HAVE INSTITUTED MEASURES TO PROTECT US AGAINST A TAKEOVER.

         As more fully discussed in the section of this prospectus entitled "Description of Capital Stock" certain provisions of our by-laws, stockholders rights and option plans, certain employment agreements and the Delaware General Corporation Law are designed to protect us in the event of a takeover attempt. These provisions could prohibit or delay mergers or attempted takeovers or changes in control of us and, accordingly, may discourage attempts to acquire us.

OUR FUTURE OPERATING RESULTS WILL DEPEND ON OUR ABILITY TO CONTINUE TO INCREASE OUR SALES SIGNIFICANTLY.

         A large percentage of our total net revenues in recent periods has come from sales of wireless handsets, a segment of our business that operates on a high-volume, low-margin basis. Our ability to generate these sales is based upon our having adequate supply of products. Approximately 76% of our total net revenues from recurring operations for the year ended December 31, 1999 consisted of sales of wireless handsets, which produce relatively lower profits for us. The gross margins that we realize on sales of wireless handsets could be reduced due to increased competition or a growing industry emphasis on cost containment.

         In addition, our operating expenses have increased significantly. We expect these expenses to continue to increase as we expand our activities and increase our provision of integrated logistics services. Therefore, our future profitability will depend on our ability to increase sales to cover our additional expenses. We may not be able to cause our sales rates to grow substantially. Even if our sales rates do increase, the gross margins that we receive from them may not be sufficient to make our future operations profitable.


A SIGNIFICANT PERCENTAGE OF OUR REVENUES ARE GENERATED OUTSIDE OF NORTH AMERICA IN COUNTRIES WITH INADEQUATE PRODUCT SUPPLIES, VOLATILE CURRENCIES OR OTHER RISKS.

         For the years ended December 31, 1998 and 1999, our revenues from recurring operations in markets outside of North America represented approximately 63%, and 55% of our total net revenues. Our actual revenues and results of operations for fiscal 1999 were below our initial anticipated results. We believe that this was due primarily to the devaluation of the Brazilian currency, our inability to obtain adequate supplies of products for sale in the People's Republic of China and increased price competition from trading companies in our Asia-Pacific and Latin America divisions.

         Foreign currency fluctuations

         A significant portion of our revenues outside the United States are denominated in foreign currencies. The recent devaluation of the Brazilian currency adversely impacted our results for the year ended December 31, 1999 and a decrease in the value of other foreign currencies relative to the U.S. Dollar could result in a significant decrease in our revenues reported in U.S. Dollars. We purchase and sell products and services in a large number of foreign currencies, many of which have experienced fluctuations in currency exchange rates. On occasion, we enter into forward exchange swaps, futures or options contracts as a means of hedging our currency transaction and balance sheet translation exposures. However, our management has had limited prior experience in engaging in these types of transactions. Even if done well, hedging may not effectively limit our exposure to a decline in operating results due to foreign currency translation. We cannot predict the effect that future exchange rate fluctuations will have on our operating results.

         International operations

         We maintain operations centers and sales offices in many other territories and countries. The fact that our business operations are conducted in a wide variety of countries exposes us to increased credit risks, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, shipping delays, the risk of failure or material interruption of wireless systems and services, possible wireless product supply interruption and potentially significant increases in wireless product prices. Changes may occur in social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where we currently have operations. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a material adverse effect on our business and operations. During 1999 and pursuant to our restructuring plan, we terminated or eliminated several of our foreign operations because they were not performing to acceptable levels. These terminations resulted in significant losses to us. We may in the future, decide to terminate certain existing foreign operations. This could result in our incurring significant additional losses.

OUR BUSINESS DEPENDS ON THE CONTINUED TENDENCY OF WIRELESS EQUIPMENT MANUFACTURERS AND NETWORK OPERATORS TO OUTSOURCE ASPECTS OF THEIR BUSINESS TO US IN THE FUTURE.

         Our business depends in large part on wireless equipment manufacturers and network operators outsourcing some or all of their business functions. We fulfill functions such as contract manufacturing, customized packaging, prepaid and e-commerce solutions, inventory management, distribution and other outsourced services for many of these manufacturers and network operators. In the future, wireless equipment manufacturers and network operators may elect to undertake these services internally. In the future, industry consolidation, competition, deregulation, technological changes or other developments could reduce the degree to which members of the wireless communications and data industry rely on outsourced integrated logistics services such as the services we provide. Any significant change in the market for our outsourcing services could have a material adverse effect on our business.

WE BUY A SIGNIFICANT AMOUNT OF OUR PRODUCTS FROM A LIMITED NUMBER OF SUPPLIERS, WHO MAY NOT PROVIDE US WITH COMPETITIVE PRODUCTS AT REASONABLE PRICES WHEN WE NEED THEM IN THE FUTURE.

         We purchase all of the wireless handsets and accessories that we sell from third-party wireless communications equipment manufacturers, dealers and network operators. For the years ended December 31, 1998 and 1999, we purchased approximately 75% of our product supplies from only two sources of wireless handsets and accessories. For the year ended December 31, 1999, Nokia and Ericsson accounted for approximately 68% and 7% of our product purchases, respectively. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. Our agreements with our suppliers are generally non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry.

         We generally purchase products pursuant to purchase orders placed from time to time in the ordinary course of business. In the future, our suppliers may not be able or may choose not to offer us competitive products on favorable terms without delays. In 1999, we were unable to obtain sufficient product supplies from manufacturers to carry out our distribution services effectively in some of our Asian markets. Any future failure or delay by our suppliers in supplying us with products on favorable terms would severely diminish our ability to obtain and deliver products to purchasers on a timely and competitive basis. If we lose any of our principal suppliers, or if any supplier imposes substantial price increases and alternative sources of supply are not readily available, it would have a material adverse effect on our operating margins.

THE WIRELESS COMMUNICATIONS AND DATA INDUSTRY IS INTENSELY COMPETITIVE AND WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY IN THIS INDUSTRY.

         We compete for sales of wireless communications and data equipment, and expect that we will continue to compete, with numerous well-established wireless network operators, distributors and manufacturers, including our own suppliers. As a provider of integrated logistics services, we also compete with other distributors and with logistics services companies. Many of our competitors possess greater financial and other resources than we do and may market similar products directly to our customers. The wireless communications and data industry has generally had low barriers to entry. So, additional competitors may choose to enter our industry in the future.

         The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. Our ability to continue to compete successfully will depend largely on our ability to maintain our current industry relationships. We may not be successful in anticipating and responding to competitive factors affecting our industry, including new or changing outsourcing requirements, the entry of additional well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors' discount pricing and promotion strategies. As the cellular markets mature and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.

WE MAY NOT BE ABLE TO MANAGE AND SUSTAIN FUTURE GROWTH AT OUR HISTORICAL AND CURRENT RATES.

         In recent years we have experienced rapid domestic and international growth. We will need to manage our expanding operations effectively, maintain or accelerate our growth as planned and integrate any new businesses which we may acquire into our operations successfully in order to continue our desired growth. If we are unable to do so, particularly in instances in which we have made significant capital investments, it could have a material adverse effect on our operations.

         Our success in sustaining continued growth will also depend on our ability to:

         . secure adequate supplies of competitive products on a timely basis and on commercially reasonable terms;
         . turn our inventories and collect our accounts receivable in a timely manner;
         . develop additional, and maintain our existing, key relationships with leading network operators and manufacturers and dealers of wireless handsets and accessories; and
         . hire and retain additional qualified management, marketing and other personnel to successfully manage our growth, including personnel to monitor our operations, control costs and maintain effective management, inventory and credit controls.

         In addition, our growth prospects could be adversely affected by a decline in the wireless communications and data industry generally or in one of its regional divisions, either of which could result in reduction or deferral of expenditures by prospective customers.

RAPID TECHNOLOGICAL CHANGES IN THE WIRELESS COMMUNICATIONS AND DATA INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         The technology relating to wireless communications and data equipment changes rapidly, and industry standards are constantly evolving resulting in product obsolescence or short product life cycles. We are required to anticipate future technological changes in our industry and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless equipment may market products which have perceived or actual advantages over our products or which otherwise render our products obsolete or less marketable. We have made and continue to make significant capital investments in accordance with evolving industry and customer requirements. These concentrations of capital increase our risk of loss as a result of rapid technological changes in the wireless communications and data industry.

         The use of emerging wireless communications technologies, including Bluetooth, wireless local loop, satellite-based communications systems and other new technologies, may reduce the demand for existing cellular and PCS products. If other companies develop and commercialize new technologies or products in related market segments that compete with existing cellular and PCS technology, it could materially change the types of products that we are forced to offer or result in significant price competition for us. Product obsolescence could result in significantly increased inventories of our unsold products. However, if we elect to stock our inventories in the future with any of these technologies and products, we will run the risk that our existing customers and consumers may not be willing, for financial or other reasons, to purchase new equipment necessary to utilize these new technologies. In addition, the complex hardware and software contained in new wireless handsets could contain defects which become apparent subsequent to widespread commercial use, resulting in product recalls and returns and leaving us with additional unsold inventory.

OUR BUSINESS STRATEGY INCLUDES ENTERING INTO STRATEGIC RELATIONSHIPS AND FINANCINGS, WHICH MAY PROVIDE US WITH MINIMAL RETURNS OR LOSSES ON OUR INVESTMENTS.

         As part of our expansion strategy, we have entered into several strategic relationships and joint ventures with wireless equipment manufacturers and network operators. We intend to continue to enter into similar strategic relationships as opportunities arise. We may enter into distribution or integrated logistics services agreements with these strategic partners and may provide them with equity or debt financing.

         Our ability to achieve future profitability through our strategic relationships will be depend in part upon the economic viability, success and motivation of the entities we select as strategic partners and the amount of time and resources that these partners devote to our alliances. We may receive minimal or no business from future relationships and joint ventures, and any business we receive may not be significant or at the level we anticipated. The future profits we receive from these strategic relationships, if any, may not offset possible losses on our investments or the full amount of financings that we extend upon entering into these relationships. Any loan to or investment in a future strategic partner will be subject to many of the same risks faced by the strategic partner in seeking to operate and grow its businesses. We may not achieve acceptable returns on our future investments with strategic partners within an acceptable period or at all.

         As a part of our restructuring plan in 1999 we terminated two joint operations in China resulting in a complete loss on our investments in those operations. A similar failure in the establishment and operation of such relationships could have a material adverse effect on our operations.

WE MAY HAVE DIFFICULTY COLLECTING ON OUR ACCOUNTS RECEIVABLE.

         Our accounts receivable, less an allowance for doubtful accounts, was approximately $279 million, and $239 million at December 31, 1998 and December 31, 1999. At December 31, 1999, our allowance for doubtful accounts was approximately $6.2 million, which we believe is currently adequate for the size and nature of our receivables. However, any difficulties in collecting amounts due us could require us to increase our allowances for doubtful accounts in the future.

         In connection with our continued expansion, we intend to offer open account terms to additional customers, which may subject us to further credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. Any delays in collecting or inability to collect our receivables could have a material adverse effect on our business.

OUR OPERATING RESULTS FREQUENTLY VARY SIGNIFICANTLY AND RESPOND TO SEASONAL FLUCTUATIONS IN PURCHASING PATTERNS.

         Our operating results are influenced by a number of seasonal factors in the different countries and markets in which we operate. These results may fluctuate from period to period as a result of several factors, including:

         .   purchasing patterns of customers in different markets;

         . the timing of introduction of new products by our suppliers and competitors;

         .   variations in sales by distribution channels; and

         .   product availability and pricing.

         Consumer electronics and retail sales tend to experience increased volumes of sales at the end of the calendar year. This and other seasonal factors contribute to the usual increase in our sales during the fourth quarter of our fiscal year. Our operating results may continue to fluctuate significantly in the future. In addition, if unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, it could have a material adverse effect on our operating results.

OUR CONTINUED GROWTH DEPENDS ON RETAINING OUR CURRENT KEY EMPLOYEES AND ATTRACTING ADDITIONAL QUALIFIED PERSONNEL.

         Our success depends in large part on the abilities and continued service of our executive officers and other key employees. Although we have entered into employment agreements with several of our officers and employees, we may not be able to retain their services. We also have non-competition agreements with our executive officers and some of our existing key personnel. However, courts are sometimes reluctant to enforce non-competition agreements. The loss of executive officers or other key personnel could have a material adverse effect on us.

         In addition, in order to support our continued growth, we will be required to effectively recruit, develop and retain additional qualified management. If we are unable to attract and retain additional necessary personnel, it could delay or hinder our plans for growth.

WE DO NOT CURRENTLY HAVE ANY PATENTS ON OUR SOFTWARE OR BUSINESS METHODS AND RELY ON TRADE SECRET AND COPYRIGHT LAWS AND AGREEMENTS WITH OUR KEY EMPLOYEES TO PROTECT OUR PROPRIETARY RIGHTS.

         Our business success is substantially dependent upon our proprietary software applications relating to our information systems. We do not currently hold any patents relating to our software or business methods and rely on trade secret and copyright laws to protect our proprietary knowledge. We also regularly enter into non-disclosure agreements with our key employees and limit access to and distribution of our trade secrets and other proprietary information.

         These measures may not prove adequate to prevent misappropriation of our technology. Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology, thereby eliminating one of our perceived competitive advantages. We also have offices and conduct our operations in a wide variety of countries outside the United States. The laws of some other countries do not protect our proprietary rights to the same extent as do U.S. laws. In addition, although we believe that our proprietary software has been developed independently and does not infringe upon the rights of others, third parties might assert infringement claims against us in the future or our software may be found to infringe upon the proprietary rights of others.

WE MAKE SIGNIFICANT INVESTMENTS IN THE TECHNOLOGY USED IN OUR BUSINESS AND RELY ON THIS TECHNOLOGY TO FUNCTION EFFECTIVELY WITHOUT INTERRUPTIONS.

         We have made significant investments in sophisticated and specialized information systems technology and have focused on the application of this technology to provide customized integrated logistics services to wireless communications equipment manufacturers and network operators. Our sales and marketing efforts, a large part of which are telemarketing based, are highly dependent on their computer and telephone equipment.

         We anticipate that we will need to continue to develop new logistics services and enhance our information systems in order to maintain our competitiveness. Our property and business interruption insurance may not adequately compensate us for all losses that we may incur if we lose our equipment or systems either temporarily or permanently through a casualty or operating malfunction. In addition, a significant increase in the costs of additional technology or telephone services that is not recoverable through an increase in the price of our services could have a material adverse effect on our results of operations.

OUR LABOR FORCE EXPERIENCES A HIGH RATE OF PERSONNEL TURNOVER.

         Our distribution and integrated logistics services are labor-intensive, and we experience high personnel turnover. A significant number of our employees are employed on a part-time basis, and a significant portion of our costs consist of wages to hourly workers. Growth in our business, together with seasonal increases in net sales, require us to recruit and train personnel at an accelerated rate from time to time.

         We may not be able to continue to hire, train and retain a significant labor force of qualified employees when needed, or at all. An increase in hourly wages, costs of employee benefits, employment taxes or commission rates could have a material adverse effect on our operations. In addition, if the turnover rate among our employees increased further, we would be required to increase our recruiting and training efforts and costs, and our operating efficiencies and productivity could decrease.

WE HAVE SIGNIFICANT FUTURE PAYMENT OBLIGATIONS PURSUANT TO CERTAIN LEASES AND OTHER LONG-TERM CONTRACTS.

         We lease our office and warehouse/distribution facilities as well as certain furniture and equipment under property and personal equipment leases. Many of these leases are for terms that exceed one year and require us to pay significant monetary charges for early termination or breach by us of the lease terms. We cannot assure you of our ability to adequately fund these lease commitments from our future operations and our decision to modify, change or abandon any of our existing facilities could have a material adverse effect on our operations.

WE MAY BECOME SUBJECT TO SUITS ALLEGING MEDICAL RISKS ASSOCIATED WITH OUR WIRELESS HANDSETS.

         Lawsuits or claims have been filed or made against manufacturers of wireless handsets over the past years alleging possible medical risks, including brain cancer, associated with the electromagnetic fields emitted by wireless communications handsets. There has been only limited relevant research in this area, and this research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. Substantially all of our revenues are derived, either directly or indirectly, from sales of wireless handsets.

         We may become subject to lawsuits filed by plaintiffs alleging various health risks from our products. If any future studies find possible health risks associated with the use of wireless handsets or if any damages claim against us is successful, it could have a material adverse effect on our business. Even an unsubstantiated perception that health risks exist could adversely affect our ability or the ability of our customers to market wireless handsets.

CURRENT LEGAL PROCEEDING COULD HARM OUR OPERATIONS.

         We and certain of our executive officers, two of which are also directors were named as defendants in four actions filed in June and July 1999, in the United States District Court for the Southern District of Indiana entitled Sakhrani et al. v. Brightpoint, Inc., et al., Clark et al. v. Brightpoint, Inc., et al., Sendermair et al. v. Brightpoint, Inc., et al., and Desrosiers, et al. v. Brightpoint, Inc., et al. These actions were subsequently consolidated by the court and John Kilcoyne was appointed as the lead plaintiff. The action asserts claims against us under sections 19(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 of the Exchange Act, based on allegations that false and misleading statements were rendered and/or statements were omitted concerning our then current and future financial condition and business prospects. The cases involve a purported class of purchasers of our stock during the period October 2, 1998 through March 10, 1999. We and the individual defendants intend to vigorously defend these actions. However, the outcome of any litigation is uncertain and an unfavorable decision in this litigation could materially adversely affect us.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

         The market price of our common stock has risen substantially and has fluctuated significantly from time to time since our initial public offering in April 1994. The trading price of our common stock could experience significant fluctuations in the future in response to several factors, which could include actual or anticipated variations in our quarterly operating results; the introduction of new services, products or technologies by us, our suppliers or our competitors; changes in other conditions or trends in the wireless communications and data industry; changes in governmental regulation; or changes in securities analysts' estimates of our future performance or that of our competitors or our industry in general. General market price declines or market volatility in the prices of stocks for companies in the wireless communications and data industry or in the distribution or integrated logistics services sectors of the wireless communications and data industry could also affect the market price of our common stock.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will only receive proceeds if selling stockholders exercise options underlying shares of our common stock being offered with this prospectus prior to the sale of those shares. If we receive any proceeds from the exercise of options, it will be added to our working capital. We have agreed to bear certain expenses in connection with the registration of the shares of common stock being offered and sold by the selling stockholders.



                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         We are authorized to issue 100,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value. As of February 2, 2000, there are 53,621,584 shares of our common stock outstanding and no shares of our preferred stock outstanding.

COMMON STOCK

         Except as required by law or by our Certificate of Incorporation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of common stock. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of our company, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of common stock have no preemptive rights and have no right to convert their shares of common stock into any of our other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully-paid and nonassessable. Our Board of Directors may issue additional authorized shares of common stock without further action by the stockholders.

PREFERRED STOCK

         Our Board of Directors has the authority, without further action by the stockholders, to issue up to one million shares of preferred stock in one or more series and to fix their rights, preferences, privileges and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying, deferring, or preventing a change in our control. We have no present plan to issue any shares of preferred stock other than as it may be issued in connection with the Stockholders Rights Plan described below.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR BY-LAWS, STOCKHOLDERS RIGHTS PLAN AND DELAWARE CORPORATE LAW

         By-Laws. Our By-Laws contain provisions that could make it more difficult to acquire control of us by various means, such as a tender offer, open market purchases, a proxy contest or otherwise. For instance, our Board of Directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of our Board of Directors. In addition, special meetings of the stockholders may only be called by a majority of the Board of Directors or our President. Our By-Laws establish advance notice procedures with regard to stockholder proposals for annual or special meetings. Amendments to the staggered board provision require a two-thirds vote of stockholders. The purposes of these provisions are to discourage certain types of transactions which may involve an actual or threatened change of our control and encourage persons seeking to acquire control of us to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or is otherwise unfair to our stockholders or an unsolicited proposal for the restructuring or sale of all or part of our company.

         Stockholders Rights Plan. In February 1997, we adopted a Stockholders Rights Plan and declared a dividend of one preferred share purchase right for each outstanding share of common stock. The dividend was paid to holders of record of common stock on the record date as of the close of business on February 20, 1997. Each of these Rights entitles the registered holder to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $.01 per share. Holders will be entitled to purchase these Preferred Shares from us at a price of $115 per one one-thousandth of a Preferred Share, subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement between us and American Stock Transfer & Trust Company, as Rights Agent.

         Rights are evidenced by and are transferable only in connection with common stock certificates outstanding prior to the Distribution Date. The Distribution Date is the earlier to occur of (i) ten days after a public announcement that an Acquiring Person (a person or group of affiliated or associated persons) has acquired beneficial ownership of 15% or more of our outstanding common stock or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) after the commencement of or announcement of an intention to commence a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock. As soon as practical following the Distribution Date, separate Right Certificates evidencing the Rights will be mailed to holders of record of common stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire on February 20, 2007, unless extended or unless we redeem or exchange the Rights earlier, as described below. The Rights, the Purchase Price, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

         Preferred Shares will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each Preferred Share will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, the holder of each Preferred Share will be entitled to receive 1,000 times the amount received per share of common stock.

         If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or its affiliate, associate or transferee (which will thereafter be void), will thereafter have the right to receive that number of shares of common stock having a market value of two times the exercise price of the Right. If we are acquired in a merger or other business combination transaction or if 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person in a transaction with such Acquiring Person or group, each holder of a Right will thereafter have the right to receive that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. In each case, there are exceptions for transactions that have received the prior approval of the Board of Directors.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, our Board of Directors may redeem all of the outstanding Rights at a price of $.01 per Right, payable in cash or common stock.

         We can amend all of the provisions of the Rights Agreement prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of the Rights (excluding the interests of an Acquiring Person).

         Delaware Anti-Takeover Law. We are subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years), for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203. We have not elected out of Section 203, and thus the restrictions imposed by Section 203 apply to us. These provisions could have the effect of discouraging, delaying or preventing a takeover of our company, which could otherwise be in the best interest of our stockholders, and have an adverse effect on the market price for our common stock.

TRANSFER AGENT

         The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to the selling stockholders:



                                                 Beneficial
                                                 Ownership
                                                 of Shares of Common     Shares available                              % of Shares
Selling                     Position with the    Stock Prior to          for sale in the         Shares Owned After    Owned After
Stockholder                 Company              Offering (1)            Offering (2)            Offering (3)          Offering
-----------                 -------              ------------            ------------------      ------------          --------
Robert J. Laikin            Chief Executive        2,566,712               2,308,434                258,278                  *
                            Officer and
                            Director
J. Mark Howell              President, Chief       1,685,010               1,660,010                 25,000                  *
                            Operating Officer
                            and Director
Phillip A. Bounsall         Executive Vice           619,000                 610,000                  9,000                  *
                            President and
                            Chief Financial
                            Officer
Steven E. Fivel             Executive Vice           425,500                 422,500                  3,000
                            President and
                            General Counsel
John P. Delaney             Vice President,          226,000                 220,000                  6,000                  *
                            Chief Accounting
                            Officer
John W. Adams               Director                  60,375                  56,375                  4,000                  *
Rollin M. Dick              Director                 367,125                 112,625                254,500                  *
Steven B. Sands             Director                 140,125                 112,625                 27,500                  *
Stephen H. Simon            Director                  67,000                  32,000                 35,000                  *
Todd H. Stuart              Director                  32,000                  32,000                    -0-                  *
Robert F. Wagner            Director                  48,400                  47,000                  1,400                  *


  * Less than one percent.

         (1) For the purposes of this prospectus "Beneficial Ownership" is defined as common shares currently owned by the selling stockholders plus the number of common shares issuable upon exercise of options issued under our 1994 and 1996 Stock Option Plans and our Non-Employee Director Stock Option Plan regardless of whether these options are exercisable within 60 days from the date of this prospectus.

         (2) Includes shares previously issued to the selling stockholders as a result of the exercise of options issued under our 1994 and 1996 Stock Option Plans and our Non-Employee Director Stock Option Plan. Assumes all common shares previously issued and those that are issuable to the selling stockholders upon exercise of options issued under our 1994 and 1996 Stock Option Plans and our Non-Employee Director Stock Option Plan are sold pursuant to this offering. selling stockholders, however, may choose to exercise only a portion or none of their options and may not sell any or all of the common shares issued upon exercise of the options.

         (3) Represents selling stockholders' common share ownership after the offering assuming that all of the options issued to the Selling Stockholders under our 1994 and 1996 Stock Option Plans and our Non-Employee Director Stock Option Plan are exercised and the underlying common shares are sold by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

         We are registering shares of our common stock with this prospectus on behalf of the selling stockholders, who include any donees and pledgees of shares received from the selling stockholders named in this prospectus. We have agreed to bear certain expenses in connection with the registration of the shares of our common stock offered and being sold by the selling stockholders. The selling stockholders will bear all brokerage commissions and similar selling expenses, if any, attributable to sales of the shares. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The Selling Stockholders may also use the shares of common stock covered by this Prospectus to cover short sales, calls or other hedge positions.

         The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (this compensation to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In this case, any commissions received by broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         The selling stockholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, if they meet the criteria and conform to the requirements of Rule 144.

                                INDEMNIFICATION

         Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit directors' liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation law; or (iv) any transaction from which the director derived an improper personal benefit.
Section 102(b)(7) does not authorize
any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

         Article Ninth of our Certificate of Incorporation and our By-laws provide that we shall indemnify to the fullest extent permitted all persons whom we are empowered to indemnify pursuant to the provisions of Section 145 of the Delaware General Corporation Law (or any similar provision or provisions of applicable law at the time in effect). This right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

         Article Tenth of our Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for any monetary damages for breaches of fiduciary duty as a director, provided that such provision does not eliminate or limit the liability of a director: (i) for breaches of fiduciary duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

         We have also entered into certain agreements where we have agreed, subject to certain limitations, to indemnify our officers and directors for judgments, fines, assessments, interest and other charges they may incur as a party, witness or other participant in any threatened, pending or completed actions, suits or proceeding by reason of their acting as an officer, director, employee or agent of us or any of our subsidiaries, provided that the indemnified party acted in good faith in a manner that person believed to be in or not opposed to our best interests and, with respect to certain matters, had no reasonable cause to believe that his conduct was unlawful. The agreements also provide that upon a "change of control" of us, as defined in the agreements, we will be required to designate and set aside certain funds for possible future payments of the indemnified parties pursuant to the agreements.

         Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                 LEGAL MATTERS

         Blank Rome Tenzer Greenblatt LLP of New York, New York has passed upon certain legal matters with respect to the validity of the shares of common stock being offered by this prospectus.

                                    EXPERTS

         Our consolidated financial statements included and incorporated by reference in our Annual Report (Form 10-K) for the year ended December 31, 1998, and our financial statement schedule included in our Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report (in the case of the consolidated financial statements) and consent (in the case of the financial statement schedule) thereon included and incorporated by reference (in the case of their report) therein and incorporated by reference herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report and consent given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         We have filed a registration statement with the Securities and Exchange Commission including the shares offered by this prospectus. This prospectus, which is filed as part of the registration statement, does not contain all of the information set forth in, or annexed as exhibits to, the registration statement, portions of which have been omitted in accordance with the rules and regulations of the SEC. For further information about us and this offering, you should read the registration statement, including exhibits filed with it, which may be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of materials at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic filings made through the SEC's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the SEC's worldwide web site at http://www.sec.gov.

================================================================================

         We have not authorized any dealer, sales person or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or bring any securities in any jurisdiction where it is unlawful.


                                                        TABLE OF CONTENTS
                                                                Page
          Special Information Regarding
            Forward Looking Statements............................2
          Incorporation of Certain Documents
            by Reference..........................................2
          Available Information...................................3
          The Company.............................................3
          Risk Factors............................................5
          Use of Proceeds.........................................13
          Description of Capital Stock............................13
          Selling Stockholders....................................16
          Plan of Distribution....................................18
          Indemnification.........................................18
          Legal Matters...........................................19
          Experts.................................................19
          Additional Information..................................20


                                5,613,569 SHARES

                                  COMMON STOCK



                               BRIGHTPOINT, INC.





                                 -------------
                                   PROSPECTUS
                                 -------------





                                FEBRUARY 4, 2000

================================================================================

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.
         ----------------------------------------

         The following documents previously filed by the Registrant with the Securities and Exchange Commission (the "Commission") are incorporated by reference in this Registration Statement:

         (1) The Registrant's Annual Report on Form 10-K for the year ended December 31, 1998;

         (2) The Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

         (3) The Registrant's Current Report on Form 8-K for the event dated June 11, 1999;

         (4) The Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999;

         (5) The Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999;

         (6) The description of the Registrant's common stock, par value $.01 per share, contained in the Registrant's Registration Statement on Form 8-A declared effective April 7, 1994 and March 28, 1997 and any amendments thereto; and

         (7) All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the respective date of filing of such documents. Any statement contained in a document incorporated by reference herein is modified or superseded for all purposes to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which is incorporated by reference modifies or replaces such statement.

Item 4.  Description of Securities.
         -------------------------

         Not applicable.

Item 5.  Interests of Named Experts and Counsel.
         --------------------------------------

         Not applicable.

Item 6.  Indemnification of Directors and Officers.
         -----------------------------------------

         Sections 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation Law; or
(iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

         Article TENTH of the registrant's Certificate of Incorporation provides that no director shall be personally liable to the registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such elimination or limitation is prohibited by the Delaware General Corporation Law. In addition, Article NINTH of the registrant's Certificate of Incorporation and Article XX of the By-Laws of the registrant provide in substance that, to the fullest extent permitted by Delaware law, each director and officer shall be indemnified by the registrant against reasonable costs and expenses, including attorneys fees, and any liabilities which may be incurred in connection with any action to which he may be made a party by reason of having been a director or officer of the registrant. The indemnification provided by the registrant's By-Laws is not deemed exclusive of or in any way to limit any other rights which any person seeking indemnification may be entitled.

         The registrant has also entered into certain agreements wherein it has agreed, subject to certain limitations, to indemnify its officers and directors for judgments, fines, assessments, interest and other charges they may incur as a party, witness or other participant in any threatened, pending or completed actions, suits or proceeding by reason of their acting as an officer, director, employee or agent of the registrant or any of its subsidiaries, provided that the indemnified party acted in good faith in a manner such person believed to be in or not opposed to the best interests of the registrant and, with respect to certain matters, had no reasonable cause to believe that his conduct was unlawful. The agreements also provide that upon a "change of control" of the registrant, as defined in the agreements, the registrant will be required to designate and set aside certain funds for possible future payments of the indemnified parties pursuant to the agreements.

         Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


Item 7. Exemption from Registration Claimed.
        -----------------------------------

        Not applicable.

Item 8.  Exhibits.
         --------

Exhibit No.                      Description
-----------                      -----------

5 Opinion of Blank Rome Tenzer Greenblatt LLP (previously filed by Tenzer Greenblatt LLP, predecessor to Blank Rome Tenzer Greenblatt LLP)

23.1                   Consent of Ernst & Young LLP

23.2                   Consent of Blank Rome Tenzer Greenblatt LLP (included in
                       Exhibit 5)

24.1 Powers of Attorney (included on the signature page of this Registration Statement)*

---------

* Previously filed

Item 9. Undertakings.
        ------------

            (a)  The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) to reflect in the Prospectus any facts or events arising after the effective date of the prospectus (or the most recent post-effective amendments thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and prices represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be filed with a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
         Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on this 4th day of February, 2000

                                  BRIGHTPOINT, INC.

                                  By: /s/ Robert J. Laikin
                                      ----------------------
                                      Robert J. Laikin,
                                      Chairman of the Board
                                      and Chief Executive
                                      Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the dates indicated:


     Signature                         Title                         Date
     ---------                         -----                         ----
 /s/ Robert J. Laikin        Director, Chairman of the         February 4, 2000
---------------------        Board and Chief Executive
Robert J. Laikin             Officer (Principal Executive
                             Officer)

      *                      Director, President and Chief     February 4, 2000
-------------------          Operating Officer
J. Mark Howell

 /s/ Phillip A. Bounsall     Executive Vice President,         February 4, 2000
------------------------     Chief Financial Officer
Phillip A. Bounsall          (Principal Financial Officer)

 /s/ John P. Delaney         Vice President, Chief             February 4, 2000
----------------------       Accounting Officer (Principal
John P. Delaney              Accounting Officer)

 /s/  *                      Director                          February 4, 2000
--------------------
John W. Adams

/s/   *                      Director                          February 4, 2000
--------------------
Robert F. Wagner

/s/   *                      Director                          February 4, 2000
--------------------
Stephen H. Simon

/s/   *                      Director                          February 4, 2000
--------------------
Rollin M. Dick

/s/   *                      Director                          February 4, 2000
--------------------
Steven B. Sands

/s/   *                      Director                          February 4, 2000
--------------------
Todd H. Stuart

*By: /s/ Robert J. Laikin
    ----------------------
    Robert J. Laikin
    Attorney-In-Fact

                               INDEX TO EXHIBITS



Exhibit No.                         Description
-----------                         -----------
23.1                       Consent of Ernst & Young LLP

---------